Exhibit 99.1

Dominion Diamond Corporation Files Lynx Pipe Project Description Report

TORONTO, Sept. 16, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announced today that it has filed an application with the Wek'éezhii Land and Water Board requesting a land use permit and water licence to enable mining of the Lynx kimberlite pipe ("Lynx Project") at the Ekati Diamond Mine.

The Lynx kimberlite pipe occurs in the southeastern portion of the Ekati mine property, underlying a small lake about 30 km from the main facilities and approximately 3 km to the southwest of the active Misery pit, in the Lac de Gras watershed, and is part of the Buffer Zone Joint Venture, in which the Company has a 58.8% interest. The Lynx Project represents an extension of the Misery operations, requiring little new infrastructure.

Development of the Lynx Project will require the draining of a small lake as is typical for the kimberlite pipes that have been mined at the Ekati Diamond Mine and the development of an open pit mine with a short access road. All other necessary facilities, such as process plant and camp, are already present, and it is expected that the instruments of environmental management and monitoring currently in use at the Ekati mine will be expanded to include all aspects of the Lynx Project. Based on the scope of the proposed Lynx Project, as well as the fact that the proposed project activities have been previously assessed, it is anticipated that the necessary project approvals will be completed in a timely manner.

The Lynx kimberlite pipe is estimated to have 1.3 million tonnes of indicated resource at 0.8 carats per tonne (cpt) and 0.1 million tonnes of inferred resource at 0.8 cpt, in each case on a 100% basis as at December 31, 2012. The Company has modeled the approximate rough diamond price for the Lynx diamonds at US$257 per carat as at December 31, 2012 (1.2 mm slot screen cutoff, 86% diamond recovery). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Qualified Person
The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources.  It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Forward-Looking Information

This press release includes forward-looking information about the Lynx Project, which is based on certain factors and assumptions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Actual results may vary from the forward-looking information. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, and risks associated with the regulatory approval process. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking information is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 16-SEP-13